UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file  number 001-31240

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS  PLAN  FOR  HOURLY-RATED

EMPLOYEES  OF NEWMONT

(Title  of Plan)

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Report of Independent Registered Public Accounting  Firm

To the Participants and Administrator of the

Retirement Savings Plan for Hourly-Rated  Employees of Newmont

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) at December 31, 2016 and 2015 and the related  statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the  amounts  and  disclosures in  the  financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well  as evaluating the overall financial statement presentation. We believe  that  our audits provide a  reasonable  basis for  our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction  with  the  audit  of  the Plan’s financial statements. The supplemental  information  is  presented  for the purpose  of  additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s  Rules  and  Regulations  for Reporting  and  Disclosure  under the Employee Retirement Income Security  Act  of  1974. The  supplemental  information  is the  responsibility  of  the  Plan’s  management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with  the Department of Labor’s  Rules and  Regulations for  Reporting  and  Disclosure under the  Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in  relation to the financial statements as a whole.

/s/ Causey Demgen & Moore  P.C.

Causey Demgen & Moore P.C.

Denver, Colorado

June 15, 2017

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2016	2015
Assets
Investments, at fair value:
Investments in collective trusts	$74,109,533	$68,791,338
Investments in registered investment companies	17,249,247	12,165,651
Investments in employer stock	5,610,752	3,631,833
Total investments, at fair value	96,969,532	84,588,822
Notes receivable from participants	6,397,144	5,947,852
Net assets available for benefits	$103,366,676	$90,536,674

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Changes in Net Assets Available for Benefits

	At December 31,
	2016	2015
Additions to net assets available for benefits attributed to:
Investment income (loss):
Dividend income, employer stock	$19,875	$14,217
Dividend income, registered investment companies	336,224	356,316
Net appreciation (depreciation) in the fair value of investments	9,482,310	(1,818,533)
Net investment income (loss)	9,838,409	(1,448,000)
Interest income on notes receivable from participants	256,967	238,162
Contributions:
Employer, net of forfeitures applied	4,988,227	4,528,583
Participant	9,343,621	8,813,698
Rollover	990,085	492,753
Total contributions	15,321,933	13,835,034
Total additions	25,417,309	12,625,196
Deductions from net assets available for benefits attributed to:
Payment of benefits	(11,485,087)	(12,293,010)
Administrative and other expenses	(230,425)	(195,881)
Total deductions	(11,715,512)	(12,488,891)
Increase (decrease) in net assets before net transfers	13,701,797	136,305
Transfers:
Transfers in from Retirement Savings Plan of Newmont	202,552	919,410
Transfers out to Retirement Savings Plan of Newmont	(1,074,347)	(1,476,664)
Net transfers	(871,795)	(557,254)
Increase (decrease) in net assets available for benefits	12,830,002	(420,949)
Net assets available for benefits at beginning of year	90,536,674	90,957,623
Net assets available for benefits at end of year	$103,366,676	$90,536,674

The accompanying notes are an integral part of these  financial statements.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2016 and 2015

1.        Description of the Plan

The following description of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991, by Newmont Mining Corporation and its affiliates (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. The Plan was restated on January 1, 2013 and most recently amended on January 1, 2016. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, recordkeeping and investment management services are performed by Fidelity Management Trust Company.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1%  to 100% of the Plan eligible compensation. The  Plan  allows  for Roth  contributions,  which are  after-tax contributions tracked in a separate account. The maximum contribution on a pre-tax or Roth basis is $18,000 for the  2016 and  2015  plan years.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Through August 31, 2013, participant’s  contributions  were matched by  the  Company  in  Company  common  stock, with  the number of Company shares contributed based on the market price at the date of contribution. Effective September 1, 2013, all matching contributions were  made  in  cash  and  the  Company  stock fund was frozen  and  no further investments  in  Company  stock  are allowed. Total matching contributions were limited to a maximum of $12,000 per participant for 2013. Effective January 1, 2014, the $12,000 maximum Company matching contribution limitation no longer applies. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax and Roth limit to “catch-up” retirement savings. Catch-up contributions were limited to $6,000 for 2016 and 2015.

In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $53,000 in 2016 and 2015, or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions and the Company’s matching contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2016 and 2015

Additionally, participants become  fully vested  in  Company  contributions upon death,  disability, change of control or attainment of retirement age while employed by the Company. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

Non-vested balances of employees who terminate are forfeited and generally used to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $135,043 and $75,998 at December 31, 2016 and 2015, respectively. Unallocated forfeited balances are included in Investments in registered investment companies in the Statements of Net Assets Available for Benefits as assets in the Plan’s Fidelity® Money Market Trust Retirement Money Market Portfolio investment.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $5,000 or less are not permitted to leave their account balances in the Plan and must roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $5,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken, plus one percent, and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2.        Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2016 and 2015

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

All of the Plan’s investments are maintained in collective trusts, registered investment companies and Company stock, which are valued using quoted market prices from the respective securities’ principal active exchange or at net asset value. The Net appreciation (depreciation) in the fair value of investments for the period is included in the determination of Net investment income (loss) as reflected in the Statements of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Delinquent loans are treated as distributions based upon the terms of the Plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2017 through July 2031.

Risks and Uncertainties

The Plan provides for various investment options in a combination of collective trusts, registered investment companies and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Payments  of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures, by the Plan and by the Company. No Plan-related expenses were paid by the Company for the years ended December 31, 2016 and 2015.

Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees and legal fees. Participant loan origination fees are included in Administrative and other expenses in the Statements of Changes in Net Assets Available for Benefits and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

3.        Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards  Codification  (“ASC”)  820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the  fair  value  hierarchy  under  FASB ASC  820 are  described  below:

Level 1     Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2016 and 2015

Level 2     Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3     Prices or valuation techniques that require inputs that are both significant to their fair value measurement and unobservable (supported by little or no market activity).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any  input that is significant to the fair value  measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Investments in collective trust funds: Investments in collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments.

Investments in registered investment companies: Valued at its year-end quoted market price.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus  uninvested cash position).

The  methods described above may  produce a fair  value  calculation  that  may  not be indicative  of net  realizable value  or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could  result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2016:

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$17,249,247	$—	$—	$17,249,247
Employer stock	5,610,752	—	—	5,610,752
Total assets in the fair value hierarchy	22,859,999	—	—	22,859,999
Investments measured at net asset value (1)	—	—	—	74,109,533
Investments at fair value	$22,859,999	$—	$—	$96,969,532

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2016 and 2015

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2015:

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$12,165,651	$—	$—	$12,165,651
Employer stock	3,631,833	—	—	3,631,833
Total assets in the fair value hierarchy	15,797,484	—	—	15,797,484
Investments measured at net asset value (1)	—	—	—	68,791,338
Investments at fair value	$15,797,484	$—	$—	$84,588,822

(1)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts	$74,109,533	n/a	Daily	n/a

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts	$68,791,338	n/a	Daily	n/a

4.        Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on March 4, 2014. Although the Plan has been amended since receipt of the determination letter, the Plan’s administrator believes the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2013.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s administrator has analyzed the tax positions taken by the Plan and has concluded that at December 31, 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.        Related Party Transactions

The Fidelity Management Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the trust for trustee services were $157,666 and $129,555 for the years ended December 31, 2016 and 2015, respectively.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2016 and 2015

6.        Subsequent Events

The Company has evaluated events subsequent to December 31, 2016, through the date of this report. There have been no material events noted that would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Retirement Savings Plan for Hourly-Related Employees of Newmont

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan  Number  004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(d) Cost	(e) Current Value
	Investment Funds:
*	Fidelity® 500 Index Fund - Fidelity Advantage Class	**	$5,629,622
*	Fidelity® Extended Market Index Fund - Fidelity Advantage Class	**	2,100,640
*	Fidelity® Small Cap Index Fund - Fidelity Advantage Class	**	1,404,183
	Harbor International Fund Institutional Class	**	1,601,177
*	Fidelity® Global ex U.S. Index Fund - Fidelity Advantage Class	**	682,269
*	Fidelity® Money Market Trust Retirement Money Market Portfolio	**	4,398,406
*	Fidelity® U.S. Bond Index Fund - Fidelity Advantage Class	**	1,126,381
	Principal Diversified Real Asset Fund Institutional Class	**	306,569
	Collective Trust Funds:
	Russell Equity I Fund	**	941,746
	Russell Small Cap Fund	**	398,230
	Russell Multi-Manager Bond Fund	**	1,748,411
	Russell Emerging Markets Fund	**	940,527
	BlackRock LifePath® Index 2020 Fund Q	**	10,851,668
	BlackRock LifePath® Index 2025 Fund Q	**	12,253,503
	BlackRock LifePath® Index 2030 Fund Q	**	10,136,496
	BlackRock LifePath® Index 2035 Fund Q	**	6,899,580
	BlackRock LifePath® Index 2040 Fund Q	**	6,349,267
	BlackRock LifePath® Index 2045 Fund Q	**	7,205,072
	BlackRock LifePath® Index 2050 Fund Q	**	4,979,434
	BlackRock LifePath® Index 2055 Fund Q	**	6,722,248
	BlackRock LifePath® Index Retirement Fund Q	**	4,683,351
	Employer Stock:
*	Newmont Mining Stock Fund	**	5,610,752
	Notes receivable from participants:
*	Interest rates range from 4.25% to 9.25%, maturing January 2017 through July 2031(1)	—	6,397,144
			$103,366,676

*     Represents a party-in-interest.

**   Cost omitted for participant-directed investments.

(1)	Interest rates on loans are the prime rate in effect at the time the loan is taken, plus one percent, and are fixed over the term of the loan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or  other persons who administer  the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Date: June 15, 2017	/s/ John W. Kitlen
John W. Kitlen, Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Causey Demgen & Moore P.C., filed herewith